UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person:

                    Julian Baker
                    c/o Tisch Family Interests
                    667 Madison Avenue
                    New York, NY 10021

2.   Date of Event Requiring Statement (Month/Day/Year)

                  5/26/1999

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary):



4. Issuer Name and Ticker or Trading Symbol:

                  Neurogen Corporation (NRGN)

5. Relationship of Reporting Persons(s) to Issuer:

                  _X_  Director
                  ___  Officer (give title below)
                  ___  10% Owner
                  ___  Other (specify below)
                  _____________


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6.   If Amendment, Date of Original (Month/Day/Year)



7.   Individual or Joint/Group Filing (Check Applicable Line)

                  _X_ Form filed by One Reporting Person
                  ___ Form filed by More than One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security

                  Common  Stock, $0.025 par value ("Common Stock")
                  Common Stock
                  Common Stock

2.   Amount of Securities Beneficially Owned

                  16,200
                  58,500
                  2,850,000

3.   Ownership Form:  Direct (D) or Indirect (I)

                  D
                  I
                  I

4.   Nature of Indirect Beneficial Ownership

                  (See explanation)

        Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security

                  Non-Employee Director Stock Option




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2.   Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable

                  On May 26, 1999, the reporting person was granted an option to purchase 20,000 shares of Common Stock pursuant to the Neurogen Corporation 1993 Non-Employee Director Stock Option Program. The option vests in thirty-six equal monthly installments beginning May 26, 1999.

         Expiration Date

                  May 25, 2009

3.   Title and Amount of Securities Underlying Derivative Security

         Title

                  Common Stock

         Amount or Number of Shares

                  20,000

4.   Conversion or Exercise Price of Derivative Security

                  $11.875 per share

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)

                  D

6.   Nature of Indirect Beneficial Ownership

Explanation of Responses:

                  The reporting person has been elected to serve as a director of Neurogen Corporation. The reporting person is the direct beneficial owner of 16,200 shares of Common Stock. In addition, the reporting person and his brother, Felix Baker, are the partners of a partnership which is the beneficial owner of 58,500 shares of Common Stock. The reporting person also provides investment management services to members of the Tisch family and various partnerships, limited liability companies and trusts that are owned by or created for the benefit of members of the Tisch family. The reporting




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person is paid compensation on the basis of the performance of the securities portfolio with respect to which such services are provided. The securities portfolio with respect to which such services are provided currently includes 2,850,000 shares of Common Stock. In accordance with Rule 16a-1(a)(2)(ii)(C) under the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to have an indirect pecuniary interest in, and therefore to be the beneficial owner, of such securities.

                  The filing of this statement is not an admission by the reporting person that the reporting person and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that the reporting person is the beneficial owner of any securities owned by any other person.





Date:  June 4, 1999                             /s/ Julian Baker
                                                --------------------------
                                                Julian Baker




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